UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tyra Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90240B106

(CUSIP Number)

Larry Randall

Alta Partners NextGen Fund II Management, LLC

115 W Snow King Ave, Suite 101B

Jackson, WY 83001
(415) 362–4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90240B106

1.	Names of Reporting Persons Alta Partners NextGen Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,080,296 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,080,296 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,296 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Alta Partners NextGen Fund II, L.P. (the “APNG II”), Alta Partners NextGen Fund II Management, LLC (“APNG II Management”), Peter Hudson (“Hudson”), Daniel Janney (“Janney”) and Robert More (“More” and, with APNG II, APNG II Management, Hudson and Janney, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(3)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated September 14, 2021 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 90240B106

1.	Names of Reporting Persons Alta Partners NextGen Fund II Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,080,296 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,080,296 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,296 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(3)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Peter Hudson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,080,296 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,080,296 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,296 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(3)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Daniel Janney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,080,296 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,080,296 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,296 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(3)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 90240B106

1.	Names of Reporting Persons Robert More

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,080,296 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,080,296 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,296 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(3)	This calculation is based on 42,535,139 shares of Common Stock, par value $0.0001 per share, outstanding as of September 17, 2021 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (“Common Stock”) of Tyra Biosciences, Inc., a Delaware corporation (the “Issuer” or “Tyra”). The address of the principal executive offices of the Issuer is 2656 State Street, Carlsbad, California 92008. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Alta Partners NextGen Fund II, L.P. ( “APNG II”), Alta Partners NextGen Fund II Management, LLC (“APNG II Management”), Peter Hudson (“Hudson”), Daniel Janney (“Janney”) and Robert More (“More” and, with APNG II, APNG II Management, Hudson and Janney, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is 115 W Snow King Ave, Suite 101B, Jackson, WY 83001.

(c)	The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of APNG II Management, which is the general partner of APNG II.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of APNG II and APNG II Management are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), APNG II purchased from the Issuer in a series of private transactions, an aggregate of 1,467,282 shares of convertible preferred stock and 112,929 shares of Common Stock (after giving effect to a 2.5974-for-1 stock split) of the Issuer for an approximate aggregate purchase price of $17.0 million. In connection with the closing of the IPO, on September 17, 2021, each share of convertible preferred stock converted into approximately 2.5974 shares of Common Stock of the Issuer, resulting in the receipt, by APNG II, of an aggregate of 3,811,117 shares of Common Stock. In addition, on September 17, 2021, APNG II purchased 156,250 shares of Common Stock in the IPO at the public offering price of $16.00 per share, for an aggregate purchase price of $2.5 million. The source of funds for these purchases were capital contributions from APNG II’s limited and general partners.

Item 4.	Purpose of Transaction

APNG II purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

More, a Managing Member of APNG II Management, is a member of the board of directors of the Issuer. As a director of the Issuer, More may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 27, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
APNG II	4,080,296	0	4,080,296	0	4,080,296	4,080,296	9.6%
APNG II Management (1)	0	0	4,080,296	0	4,080,296	4,080,296	9.6%
Hudson (1)	0	0	4,080,296	0	4,080,296	4,080,296	9.6%
Janney (1)	0	0	4,080,296	0	4,080,296	4,080,296	9.6%
More (1)	0	0	4,080,296	0	4,080,296	4,080,296	9.6%

(1)	Includes 4,080,296 shares of Common Stock held by APNG II. Hudson, Janney and More, as Managing Members of APNG II Management, share voting and investment authority over the shares held by APNG II.

(2)	The percentage of class was calculated based on 42,535,139 shares of common stock outstanding following the closing of the Issuer’s initial public offering as of September 17, 2021, as disclosed in the Issuer’s final prospectus for its initial public offering, as filed with the Securities and Exchange Commission on September 15, 2021.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

In connection with, and prior to the completion of, the IPO, on March 5, 2021, the Issuer’s pre-IPO stockholders, including APNG II, entered into an amended and restated investors’ rights agreement (the “Investors Rights Agreement”) with the Issuer. The Investors Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of Common Stock held by such stockholders following the completion of the IPO.

Demand Registration Rights

At any time beginning 180 days after September 17, 2021, the holders of at least 50% of the registrable securities then outstanding may request that the Issuer file a registration statement on Form S-1 with respect to at least 50% of the registrable securities then outstanding. The Issuer is obligated to effect at most two registrations in response to these demand registration rights.

Registration on Form S-3

Once the Issuer is eligible to use a registration statement on Form S-3, the holders of at least 25% of the registrable shares then outstanding may request that the Issuer file a registration statement on Form S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceeds $5 million. The Issuer will not be required to effect more than two registrations on Form S-3 for the holders of registrable securities within any twelve month period.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders party to the Investors Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations.

Expenses of Registration

Under the Investors Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investors Rights Agreement also includes customary indemnification and procedural terms.

Termination of Registration Rights

These registration rights will expire on the earlier of (i) September 14, 2026 or (ii) as to a particular holder, at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Lock-Up Agreements

APNG II and More, along with all of the Issuer’s executive officers and directors and holders of substantially all of the Issuer’s Common Stock prior to the IPO, have entered into lock-up agreements with the underwriters of the IPO pursuant to which such persons have generally agreed, subject to certain exceptions, that they will not sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after September 14, 2021 without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and Cowen and Company, LLC..

The foregoing descriptions of the terms of the Investors Rights Agreement and the lock-up agreements are not complete and are qualified in their entirety by reference to the text of the Investors Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Amended and Restated Investors’ Rights Agreement, dated March 5, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333- 258970), filed with the SEC on September 9, 2021).

C.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333- 258970), filed with the SEC on September 9, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

Alta Partners NextGen Fund II, L.P.

By:	Alta Partners NextGen Fund II Management, LLC
its	General Partner

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Manager

Alta Partners NextGen Fund II Management, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Manager

/s/ Peter A. Hudson
Peter A. Hudson

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Robert More
Robert More

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Tyra Biosciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: September 27, 2021

Alta Partners NextGen Fund II, L.P.

By:	Alta Partners NextGen Fund II Management, LLC
its	General Partner

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Manager

Alta Partners NextGen Fund II Management, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Manager

/s/ Peter A. Hudson
Peter A. Hudson

/s/ Daniel S. Janney
Daniel S. Janney

/s/ Robert More
Robert More